UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

FUSION-IO, INC.

(Names of Subject Company (Issuer))

FLIGHT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

SANDISK CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0002 PAR VALUE PER SHARE
(Title of Class of Securities)

36112J107
(CUSIP Number of Class of Securities)

Eric S. Whitaker, Esq.

Senior Vice President and Chief Legal Officer

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035
(408) 801-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King, Esq.

M. Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,306,541,368.26	$168,282.53

(1)          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 108,938,952 shares of common stock of Fusion-io, Inc., par value $0.0002 per share (the “Shares”), multiplied by the offer price of $11.25 per Share (ii) 6,778,545 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $11.25 per share, multiplied by $5.578, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $5.672 per share and (iii) 3,837,105 restricted stock units multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by Fusion-io as of June 20, 2014.

(2)          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the transaction valuation by .00012880.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $168,282.53	Filing Party: Flight Merger Sub, Inc. and SanDisk Corporation

Form or Registration No.: Schedule TO-T	Date Filed: June 24, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation (“Parent”), and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2014, as amended by Amendment No. 1 filed on July 11, 2014, Amendment No. 2 filed on July 16, 2014 and Amendment No. 3 filed on July 17, 2014 (as it may be amended or supplemented, the “Schedule TO”) and relates to the offer of Purchaser to purchase all outstanding shares of common stock, par value $0.0002 per share (the “Shares”), of Fusion-io, Inc., a Delaware corporation (“Fusion-io” or the “Company”), at a price of $11.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  This Amendment No. 4 is being filed by Parent and Purchaser.

The Items of the Schedule TO set forth below, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of the day on July 22, 2014.  A total of 66,901,782 Shares were validly tendered in, and not withdrawn from, the Offer, representing approximately 61.02% of the outstanding Shares. Accordingly, the Minimum Condition was satisfied, and, on July 23, 2014, Purchaser accepted for payment all Shares that had been validly tendered in, and not withdrawn from, the Offer.  Payment for such Shares has been made to the Depositary which will transmit payments to tendering stockholders in accordance with the terms of the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to 6,879,953 additional Shares, representing approximately 6.27% of the outstanding Shares.

On July 23, 2014, following acceptance of the tendered Shares, Purchaser merged with and into Fusion-io pursuant to Section 251(h) of the DGCL, with Fusion-io surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (i) Shares held by Fusion-io or Parent or any of their respective subsidiaries and (ii) Shares owned by Fusion-io stockholders who properly perfect their statutory appraisal rights under Delaware law) was cancelled and automatically converted into the right to receive an amount equal to the Offer Price in cash, without interest thereon and less any applicable withholding taxes. Purchaser funded the total payments required to complete the Offer and the Merger with cash on hand at Parent.

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On July 23, 2014, Parent issued a press release announcing the expiration and results of the Offer and completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.”

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(L)	Press Release issued by Parent, dated July 23, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2014

FLIGHT MERGER SUB, INC.

By:	/s/ Garth Bossow
Name:	Garth Bossow
Title:	Secretary

SANDISK CORPORATION

By:	/s/ Eric S. Whitaker
Name:	Eric S. Whitaker
Title:	Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 24, 2014*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement, as published in the New York Times on June 24, 2014*

(a)(5)(A)

Joint Press Release of Parent and Fusion-io, Inc. dated June 16, 2014, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(B)

Email to Parent employees from Sanjay Mehrotra, Purchaser’s President and Chief Executive Officer, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(C)

Email to Fusion-io employees from Sanjay Mehrotra, Parent’s President and Chief Executive Officer, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(D)

Edited transcript of Parent conference call on June 16, 2014, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(E)

Form of email from Parent to its customers, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(F)

Form of email from Parent to its partners, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(G)

Parent Sales Q&A, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(H)

Parent Sales Customer Presentation, as originally filed as Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(I)

Transcript of CNBC interview with Sanjay Mehrotra, Parent’s President and Chief Executive Officer, dated June 16, 2014, as originally filed as Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(J)

Presentation to Fusion-io employees by Sanjay Mehrotra, Parent’s President and Chief Executive Officer, Tom Baker, Parent’s Senior Vice President, Human Resources and Rene Hartner, Parent’s Vice President, Corporate Business Development, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 23, 2014, which is incorporated by reference herein.

(a)(5)(K)	Excerpts of Transcript of Q2 2014 Earnings Conference Call held by Parent on July 16, 2014*

Exhibit No.	Description

(a)(5)(L)	Press Release issued by Parent, dated July 23, 2014

(b)	Not applicable

(d)(1)

Agreement and Plan of Merger, dated June 16, 2014, by and among Parent, Purchaser and Fusion-io, as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated June 16, 2014, by and between Parent and Shane Robison*

(d)(3)	Support Agreement, dated June 16, 2014, by and between Parent and Lance L. Smith*

(d)(4)	Support Agreement, dated June 16, 2014, by and between Parent and David Sampson*

(d)(5)	Support Agreement, dated June 16, 2014, by and between Parent and Scott D. Sandell*

(d)(6)	Support Agreement, dated June 16, 2014, by and between Parent and Forest Baskett*

(d)(7)	Support Agreement, dated June 16, 2014, by and between Parent and H. Raymond Bingham*

(d)(8)	Support Agreement, dated June 16, 2014, by and between Parent and Dana L. Evan*

(d)(9)	Support Agreement, dated June 16, 2014, by and among Parent and New Enterprise Associates 12, Limited Partnership*

(d)(10)	Nondisclosure Agreement, dated November 18, 2013, by and between Parent and Fusion-io, Inc.*

(d)(11)	Exclusivity Agreement, dated May 23, 2014, by and between Parent and Fusion-io, Inc.*

(d)(12)	Offer Letter, dated June 14, 2014, by and between Parent and Lance L. Smith*

(d)(13)	Letter Agreement, dated July 15, 2014, by and among Parent, Purchaser and Fusion-io*

(d)(14)	Press Release issued by Parent, dated July 16, 2014*

(g)	Not applicable

(h)	Not applicable

* Previously filed with the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 24, 2014, with Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on July 11, 2014, with Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed on July 16, 2014 or with Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on July 17, 2014.